UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Talend S.A.

(Name of Subject Company (Issuer))

Tahoe Bidco (Cayman), LLC

(Name of Filing Person—Offeror)

Tahoe Bidco B.V.

(Name of Filing Person—Offeror)

Tahoe Ultimate Parent, L.P.

Thoma Bravo Fund XIV Global, L.P.

Thoma Bravo Partners XIV Global, L.P.

Thoma Bravo Global, LLC

(Names of Filing Persons—Other)

American Depositary Shares, each representing one (1) Ordinary Share, nominal value €0.08 per share

Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

874224207*

(CUSIP Number of Class of Securities)

Gerald T. Nowak

c/o Thoma Bravo, L.P.

150 N. Riverside Plaza

Chicago, Illinois 60606

(312) 254-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Bradley C. Reed, P.C.

Corey D. Fox, P.C.

Peter Stach

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.:

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Ordinary Share.

This filing relates solely to preliminary communications made before the commencement of a planned cash tender offer by Tahoe Bidco B.V., a private company with limited liability organized under the Laws of the Netherlands (“Purchaser”) and a wholly-owned subsidiary of Tahoe Bidco (Cayman), LLC, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), for all of the issued and outstanding ordinary shares, nominal value €0.08 per share (“Company Shares”), of Talend S.A., a société anonyme organized under the laws of France (the “Company”), American Depositary Shares (each representing one Company Share) (the “ADSs”) and other outstanding securities of the Company to be commenced pursuant to a Memorandum of Understanding, dated March 10, 2021, between the Company and Parent. Purchaser and Parent are controlled by affiliates of Thoma Bravo Global, LLC.

The Press Release filed herewith as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the Company Shares, ADSs and other outstanding securities of the Company described in this filing has not commenced. At the time the offer is commenced, Parent will file or cause to be filed a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, when they become available will contain important information that should be considered carefully before any decision is made with respect to the tender offer. All of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by sending a written request to Parent at Thoma Bravo Global, LLC, 150 N. Riverside Plaza, Chicago, Illinois 60606.

Forward-Looking Statements

This document contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Parent’s and the Company’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Parent, the Company and/or others relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the transaction may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; as well as those described in cautionary statements contained elsewhere herein and in the Company’s periodic reports filed with the SEC, including the statements set forth under “Risk Factors” set forth in the Company’s most recent annual report on Form 10-K, and any subsequent reports on Form 10-Q or form 8-K filed with the SEC, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Parent’s expectations as of the date of this report. The forward-looking statements included in this communication are made only as of the date hereof. Parent assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated April 1, 2021.

2